EXHIBIT 99.1

AMARC LAUNCHES $10 MILLION 2025 DUKE COPPER-GOLD DISTRICT DRILLING:
PROVIDES DISTRICT UPDATE

July 2, 2025 - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to announce that it has commenced an extensive 2025 drill program at its 100% owned DUKE Copper-Gold district (“DUKE District” or “District”) in central British Columbia (“BC”).  Drilling is planned to test a number of copper-gold (“Cu-Au”) deposit targets across the 732 km2 District. This year’s program - budgeted at $10 million - will again be funded by Boliden (see release December 17, 2024), which is earning-in at DUKE. Amarc is the project operator.

“We are excited to be back out on the ground in collaboration with Boliden to continue to advance the DUKE District,” said Diane Nicolson, President and CEO. “Amarc’s systematic approach to exploration is discovering new occurrences of copper-gold mineralization in a region with half a century of exploration history. Drilling and survey work will step out to the north and south from the centrally located, open-ended DUKE porphyry Cu-Mo-Ag Deposit to test multiple copper-gold targets to unlock the further potential throughout the District. In addition to the successful scout drilling at the targets described below, some nine targets remain to be tested for the first time in 2025.”

“As Canada looks towards capitalizing on its critical mineral endowment, both the need and the opportunity, are clear. According to recent research1, copper prices need to double to provide the necessary impetus for companies to develop the mines at the rate necessary to ‘satiate the rapid consumption of metal driven by …economic development and clean energy’ across the globe,” added Nicolson. “Amarc’s continued focus on the discovery and development of new copper-gold deposits at DUKE and at our other BC Cu-Au Districts such as AuRORA, Empress and IKE have the real potential to contribute to the provincial economy and, in particular, that of the local communities.”

Amarc’s DUKE District is located 80 km northeast of Smithers within the Babine Region, one of the most mineralized porphyry belts in BC. It hosts the former Bell and Granisle Cu-Au mines that were operated by Noranda Mines, and Morrison, an advanced stage Cu-Au deposit owned by a third party. Significant potential exists for discovery of new large porphyry Cu-Au deposits. Infrastructure servicing the former mines and the forestry and mineral exploration industries is nearby. There is an extensive network of forest roads and much of the DUKE District is road accessible.

1https://www.mining.com/copper-price-must-double-to-meet-future-mining-needs-study

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DUKE District Update – Significance of Initial Scout “Greenfields Drilling” at the JO, C4 and Svea Cu-Au Targets

Over a timespan of less than 12 months, Amarc’s DUKE District program has revealed hallmarks of early-stage exploration success within a greenfields district.

•	The systematic and extensive exploration model used by Amarc in 2023 and 2024 is permitting the cost-effective identification of prospective mineralized targets while screening out less prospective areas.
•	In addition to the JO, C4 and Svea Targets discussed below, Amarc has built a pipeline of early-stage reconnaissance scale targets to be drill tested.
•	The effective use of reconnaissance scale Induced Polarization (“IP”) and airborne magnetic geophysical surveys, along with geochemical and geological surveys for target delineation, followed by initial scout drilling, is identifying the presence of mineralized biotite-feldspar porphyry (“BFP”) intrusions. BFP intrusions are associated with most of the major porphyry Cu-Au-Mo deposits (Granisle, Bell, Morrison, DUKE and Nak) in the Babine Region. BFP intrusions hosting porphyry style Cu-Au mineralization have been recognized at the JO and C4 Targets for the first time.
•	Cu-Au ratios at the C4 and Svea occurrences indicate that the BFP intrusions are Au-enriched.
•	The presence of Au enhanced intervals at the JO Target is considered significant: gold-zinc mineralization is hosted within sulphide-rich black clastic sediments and may represent an ancillary deposit target type in the DUKE District.
•	The initial drill programs at the JO, C4 and Svea targets identified prospective mineralized environments. Defining the scale of higher-grade mineralization within these permissive environments will be the focus of the 2025 drill programs at these and similar targets.

In 2024, Amarc completed 19 scout core holes (5,815 m) at three porphyry Cu-Au deposit targets -  JO, C4 and Svea. All three targets are located to the north of the DUKE Deposit (see Figure 1 and release June 25, 2024). The JO and C4 Targets were not previously known and had not been drill tested.  The Svea Target had limited shallow historical drill testing in the late 1960’s and early 1970’s.

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Figure 1: DUKE District - Amarc’s Comprehensive Surveys Have Delineated Multiple

New Porphyry Cu-Au Targets for Drill Testing

JO Deposit Target - Porphyry Cu-Au and Volcanic-Sediment Associated Au

The effectiveness of the on-going surveys completed across the DUKE District is highlighted by the JO Target, which is a new discovery of Cu-Au mineralization. The approximately 3 km2 target, as defined by IP chargeability and co-incident aeromagnetic anomalies, is largely overburden covered. Sporadic anomalous concentrations of Cu (51-192 ppm) and Au (15-71 ppb) were returned from soil geochemistry over a comprehensive survey grid. A composite rock chip sample taken from the discovery outcrop over approximately 3 m2 from a roadside gravel pit returned 0.18% Cu, 0.52 g/t Au, 16 g/t Ag and 55 ppm Mo in a strongly pyritic BFP. Six broadly spaced scout core drill holes (2,266 m) were completed in 2024 on the east lobe of the JO target (see Figure 1, Tables 1 and 2).

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Drilling Highlights

•	The geophysical anomalies in the JO target area are underlain by a large (potentially greater than 1.5 km2) BFP intrusion.
•	Parts of this BFP intrusion are significantly mineralized, for example, DKJ24043 returned 71 m of 0.13% CuEQ (see Table 1) from 71 m, and could indicate proximity to a porphyry deposit. The area remains to be fully drill tested.
•	Drill hole DKJ24042 returned an interesting 3 m of 3.56 g/t Au from 305 m including zinc concentration of 3,960 ppm, hosted within a fine grained, sulphide rich black clastic sediment. Discrete quartz veins are not present in this interval and enhanced gold-zinc mineralization in fine grained, carbon rich sediments may represent a previously unrecognized style of mineralization in this camp.
•	Notably the west lobe of the strong IP chargeability anomaly, is located approximately 1 km due west of the area of JO drilling and remains to be drill tested.

C4 Deposit Target - Porphyry Cu-Au

Like JO, the C4 Target area is characterised by extensive overburden cover.  The target is defined by a 4 km2  IP chargeability high with an internal aeromagnetic high anomaly, and anomalous Cu-Au concentrations in sporadic soil geochemical samples. Three inaugural scout holes (777 m) drilled at the C4 Target in 2024 successfully intercepted previously unknown BFP hosted porphyry Cu-Au mineralization (see Figure 1, Tables 1 and 2).

Drilling Highlights

•	C4 exhibits early-stage exploration signatures of a potential Au enriched porphyry Cu with drillhole DKC24058 coring 48 m (from 73 m) of 0.11 g/t Au within a slightly broader 53 m (from 68 m) interval coring 0.16% CuEQ.

•	Mineralization may also be associated with intermediate (BFP) and mafic dykes that form proximal to intrusions; an example is drill hole DKC24058 that intercepted 14 m (from 163 m) of 0.19% CuEQ. This style of mineralization has been described at the Nak occurrence (see https://americaneaglegold.ca).

•	Mineralization has been intercepted by the three holes at C4 over an area of 500 m by 250 m; this has tested only 3% of the 4 km2 core of the IP chargeability anomaly which remains to be fully drill tested.

Svea Target - Porphyry Cu – Au and Structurally Controlled Cu-Au-Mo

Ten scout core drill holes (2,772 m) were completed in 2024 on the Svea Target. Drilling at Svea was guided by the interpretation of IP and aeromagnetic geophysics and broad historical Cu-Au soil geochemical anomaly, as well as the results from a series of short, typically < 70 m long, historical drill holes completed in the late 1960’s and early 1970’s (see Amarc release January 19, 2024).

Drilling Highlights

•	Select drill holes at Svea intersected Cu-Au mineralized zones comparable to those intersected in historical drillholes, for example, drillhole DKS24046 intercepted 96 m of 0.23% CuEQ from 218 m, including a higher-grade interval of 21 m of 0.39% CuEQ from 236 m.
•	Quartz-bornite micro veinlets were encountered in two drill holes: DKS24049 intercepted 26 m of 0.23% CuEQ from 4 m, and DKS24050 intercepted 12 m of 0.16% CuEQ from 5 m.
•	Copper mineralized zones in several of the Svea drill holes have associated elevated Au concentrations ranging above 0.1 g/t Au. DDH’s DKS24046, DKS24049, DKS24052 and DKS24053 host intervals of greater than 0.1 g/t Au over widths ranging from 8 to 24 m.
•	Svea hosts a diverse suite of intrusions, which may be mineralized.

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Table 1. Highlighted1 Diamond Drill Intersections, JO, C4 and Svea Targets

Target	Drill Hole	Incl.	From (m)	To (m)	Int.[2,3,4] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[5] (%)
JO	DKJ24042		305.00	308.00	3.00	3.56	0.01	1.1	2.00
	DKJ24043		71.00	142.00	71.00	0.04	0.09	1.5	0.12
C4	DKC24056		119.00	145.00	26.00	0.10	0.07	2.1	0.14
	DKC24057		24.00	36.00	12.00	0.18	0.20	0.5	0.30
	DKC24058		68.00	121.00	53.00	0.11	0.08	0.6	0.15
			163.00	177.34	14.34	0.10	0.06	10.6	0.19
Svea	DKS24046		218.00	314.00	96.00	0.07	0.17	0.6	0.22
		Incl.	236.00	257.00	21.00	0.14	0.30	1.0	0.38
	DKS24047		145.00	157.00	12.00	0.05	0.13	1.0	0.16
	DKS24049		3.77	29.96	26.19	0.12	0.16	1.3	0.23
			186.00	204.00	18.00	0.07	0.09	0.5	0.13
	DKS24050		5.00	17.00	12.00	0.07	0.11	1.0	0.16
	DKS24052		115.00	242.00	127.00	0.06	0.11	1.3	0.16
	DKS24053		71.00	83.00	12.00	0.16	0.05	1.6	0.15

Notes to Table 1:

1.

For inclusion in Table 1 all CuEQ values must exceed 0.14% CuEQ over greater then or equal to 12 m or gold assay values exceeding 1.0 g/t Au over 3 m, except for holes DKJ24043 & DKS24049, which are calculated at 0.12% & 0.13% CuEQ, respectively. Drillholes not listed, lie below these thresholds.

2.	Widths reported are drill widths, such that true thicknesses are unknown.
3.	All assay intervals represent length-weighted averages.
4.	Some figures may not sum exactly due to rounding.
5.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1,800.00/oz, Ag US$24.00/oz and conceptual recoveries of: Cu 85%, Au 72% and Ag 67%. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ % = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)).

The Company also announces that it has granted 100,000 options at a price of $0.68 per share with a five year term to a senior executive.

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About Amarc Resources Ltd

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Amarc’s exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc completed self-funded drilling at its higher-grade Empress Deposit in the IKE District in 2024. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, AuRORA, PINE, IKE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information related to the Duke Project contained in this news release. Mr. Rebagliati is not independent of the Company.

Quality Assurance/Quality Control Program

Amarc drilled NQ (47.6mm) size core in the summer of 2024. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the DUKE drilling were sent to ALS Canada Ltd., Kamloops or Langley, Canada, for preparation and to North Vancouver, Canada for analysis. All facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried, crushed to 70% passing -2mm, and a 250 g split pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. As part of a comprehensive Quality Assurance/Quality Control (“QAQC”) program, Amarc control samples were inserted in each analytical batch of the core samples at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and one coarse blank per hole. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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Table 2: JO, C4 and Svea Target Drill Hole Information

Target	Drill Hole	Easting	Northing	Elevation	Azimuth (°)	Dip (°)	EOH (m)
JO	DKJ24042	661337	6148663	1169	268	-50	313.60
	DKJ24043	661337	6148663	1169	178	-49	305.00
	DKJ24044	661634	6148672	1156	92	-50	310.50
	DKJ24045	661062	6148671	1139	271	-50	308.00
	DKJ24059	662119	6148685	1146	228	-45	478.20
	DKJ24060	661495	6149201	1129	225	-45	551.00
C4	DKC24056	676607	6132596	1274	84	-46	272.00
	DKC24057	676279	6132586	1232	267	-46	279.30
	DKC24058	676273	6132591	1238	357	-46	225.40
Svea	DKS24046	668279	6143533	1387	0	-46	416.00
	DKS24047	668043	6143645	1393	184	-46	220.00
	DKS24048	668043	6143645	1393	359	-46	87.00
	DKS24049	668976	6143850	1437	358	-45	422.00
	DKS24050	668976	6143850	1437	349	-86	155.00
	DKS24051	668898	6144410	1514	267	-47	246.00
	DKS24052	668693	6144597	1493	271	-45	323.00
	DKS24053	668958	6143801	1435	130	-45	271.50
	DKS24054	668471	6143563	1433	359	-46	377.00
	DKS24055	668439	6144491	1493	274	-46	254.00

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